March 27, 2025

Ann Munson Steines
Chief Legal Officer
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

       Re: Nordstrom, Inc.
           Schedule 13E-3 filed March 4, 2025 by Norse Holdings, Inc. et. al File No. 005-33314
           Preliminary Proxy Statement on Schedule 14A filed March 4, 2025 File No. 001-15059
Dear Ann Munson Steines:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and PREM14A, each filed March 4, 2025
General

1.     Please revise your disclosure to include the information required by
Item 3 of
       Schedule 13E-3 and Item 1003(c) of Regulation M-A, including the starting and ending dates of each position held, for each natural person specified in
       General Instruction C to Schedule 13E-3. As examples only, provide such disclosure for Ms. Gittinger, Mr. Riley and the Liverpool persons listed on pages 188 and 189.
2. Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, including, as one example only, the persons listed on pages 188 and 189. See Item 1008(a) of Regulation M-A and Item 11 of
       Schedule 13E-3. In addition, describe any transactions by such persons in the subject securities during the past 60 days. Refer to Item 1008(b) of Regulation M-A and
 March 27, 2025
Page 2

       Instruction 1 thereto.
Position of the Parent Filing Parties as to the Fairness of the Merger, page 85

3. Please revise the sentence in this section which states that "[u]nder a possible interpretation of the SEC rules governing 'going-private' transactions, each Parent
       Filing Party may be deemed to be an affiliate of Nordstrom, and therefore is required to express its belief as to the fairness of the proposed Merger . . . ."
Given the filing
       persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.
Materials Provided to Liverpool by J.P. Morgan Securities LLC, page 90

4.     We note your disclosure on page 94 that    J.P. Morgan anticipates that
it and/or its
       affiliates will arrange and/or provide financing to Nordstrom in connection with the proposed Merger, for which J.P. Morgan and/or its affiliates expect to receive
       customary compensation.    Please quantify such    customary
compensation.    Refer to
       Item 1015(b)(4) of Regulation M-A and Schedule 13E-3 Compliance and Disclosure
       Interpretation 217.01.
Purposes and Reasons of the Parent Filing Parties for the Merger, page 95

5. We note that disclosure is provided regarding the purposes and reasons of the Parent
       Filing Parties, together as a group, for undertaking the transaction. It is unclear, however, why each member of the Parent Filing Parties would have the same
       purposes and reasons for undertaking the transaction. In particular, it appears that
       Liverpool may have purposes and reasons for undertaking the transaction that are different from those of the Family Group. Please revise or advise. Refer to Item
       1013(a) and (c) of Regulation M-A.
6.     We note your disclosure on page 95 that    [t]he Parent Filing Parties
determined to
       undertake the Merger at this time because the Parent Filing Parties believe that, as a private company, Nordstrom will be able to improve its ability to execute initiatives that over time will create additional enterprise value for Nordstrom. Refer to the comment above, and revise to specify the reasons for undertaking the transaction at this time, as opposed to any other time. Refer to Item 1013(c) of Regulation M-A.
Financing of the Merger, page 121

7.     We note your disclosure on page 122 that    the Debt Financing Sources
will provide
       Acquisition Sub with a senior secured asset-based credit facility in an aggregate
       principal amount of $1,200 million.    Disclose the stated and effective
interest rates of
       such financing. Refer to Item 1007(d) of Regulation M-A.
Cautionary Statement Regarding Forward-Looking Statements, page 126

8. The safe harbor for forward-looking statements in the Private Securities Litigation
       Reform Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the references to Section 27A of the Securities Act and Section 21E of the Exchange Act found on page 126 of the proxy statement.
 March 27, 2025
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions